Exhibit 99.1

Announcement Body Information:

NOTIFICATION UNDER THE LISTING RULES – DIRECTORS 16.3/c

Wolseley Employees Savings Related Share Option Scheme

Following the maturity of 5 and 7 year savings contracts, Ordinary share of 25p each in the capital of Wolseley plc have today been allotted to the under-noted directors:

Name	Shares
A J Hutton	2,119
S P Webster	5,179

The directors' beneficial holdings have been respectively increased as a result of these allotments.

ENDS